# 24 Hr Truck Services LLC
# Balance Sheet
### As of December 31, 2018

| | | Total |
|---|---|---|
| ASSETS | | |
| Current Assets | | |
| Bank Accounts | | |
| Stripe Bank account | | |
| TD BUSINESS CONVENIENCE PLUS (5077) | | 21,218.00 |
| Total Bank Accounts | | **21,218.00** |
| Accounts Receivable | | |
| Accounts Receivable (A/R) | | 0.00 |
| Total Accounts Receivable | | **0.00** |
| Other Assets | | 25,000.00 |
| Less Accumulated Amortization | | 5,000.00 |
| Total Other Assets | | **20,000.00** |
| TOTAL ASSETS | $ | **41,218.00** |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Credit Cards | | |
| Default Credit Card | | 0.00 |
| Total Credit Cards | | **0.00** |
| Total Current Liabilities | | **0.00** |
| Long-Term Liabilities | | |
| Loans - Notes Payable | | 0.00 |
| Loans Notes Payable | | 0.00 |
| Total Long-Term Liabilities | | **0.00** |
| Total Liabilities | | **0.00** |
| Equity | | |
| Capital Stock (CS) | | 100.00 |
| Opening Balance Equity | | 0.00 |
| Retained Earnings - Prior | | 0.00 |
| Shareholders Equity | | |
| Shareholder Contributions - AS | | 0.00 |
| Shareholder Contributions - DS | | 0.00 |
| Shareholder Contributions- DC | | 50,000.00 |
| Total Shareholders Equity | | **50,000.00** |
| Net Income | | **(8,882.00)** |
| Total Equity | | **41,218.00** |
| TOTAL LIABILITIES AND EQUITY | $ | **41,218.00** |